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                                                                File No. 70-9323


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  AMENDMENT TO

                             APPLICATION-DECLARATION

                                  ON FORM U-1A

                                    UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               -----------------------------------------------

                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
               -----------------------------------------------

                (Names of companies filing this statement and
                  addresses of principal executive offices)


                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                          -------------------------

                   (Name of top registered holding company,
                    parent of each applicant or declarant)

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                 (Names and addresses of agents for service)
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    The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                  Steve Suleski
                                 Senior Counsel
                            Alliant Services Company
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                                 M. Douglas Dunn
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, NY 10005-1413



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      The Applicant hereby amends and supplements its Application-Declaration on
Form U-1 in File No. 70-9323 (the "Application-Declaration") as follows:

1. ITEM 1, under "Description of Proposed Transaction" Section, remove the following language from phrase (i) in the (only) full paragraph:

      or its affiliate,

2. ITEM 1, under "Description of Proposed Transaction" Section, replace phrase (ii) in the (only) full paragraph with the following phrase:

      (ii) HPI to assist in the implementation of a program by providing consulting services for a program which is designed to provide assistance for affordable single-family entry-level housing in the IEC service area.

3. ITEM 1, under the "Background: the Applicant and Its Subsidiary" Section, add the following sentence prior to the last sentence in the second full paragraph:

      Please note, however, that HPI intends to dissolve HAM effective December 31, 1998.

4. ITEM 1, under the "Low Income Tax Credit Property Investments" Section, add the following parenthetical to the end of the penultimate sentence in the second full paragraph:

      (i.e. up to $10 million per year)

5. ITEM 1, under the "Low Income Tax Credit Property Investments" Section, add the following after the third full paragraph:

      As described above, this application does not seek approval to invest in any specific partnership, but rather seeks general approval for the investment of up to $50 million in equity in properties in the IEC service territory over the next five years. Except for three properties that HPI is considering for investment which have already been awarded tax credits, no specific properties can yet be identified for future investment because it is not known which properties would be awarded tax credits through the annual, competitive, tax credit allocation process. For those three properties with credits that HPI is considering for investment, however, the projected annual tax credit stream through the cross-over date when the housing properties will no longer receive tax benefits is shown on the schedule provided as Exhibit E to this Application-Declaration.

      As mentioned above, there are only three properties with an existing tax credit allocation that HPI is currently considering for prospective investment; others would be considered if and when they were awarded tax credits. The schedules showing the expected return on investment for each of these three properties for the years following the cross-over date are provided as Exhibit F to this Application-Declaration.



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      Partnership Agreements or LLC Operating Agreements for prospective investments have not yet been negotiated or executed; they are, instead, typically negotiated with the third-party developer in the 30-60 days immediately preceding the time of the investment. Such agreements, however, would likely be similar in form and substance to the Partnership Agreement for Riverview Point Limited Partnership, a Limited Dividend Housing Association, a copy of which is included as Exhibit G to this Application-Declaration.

6. ITEM 1, under the "Single-Family Housing Development" Section, replace the language in its entirety with the following language:

      IEC seeks authorization for HPI to assist in the implementation of a program that specializes in the development of single-family entry-level housing throughout its service territory, but primarily in Iowa. Communities served by IEC have identified the lack of affordable, entry-level housing stock in rural communities as a major inhibitor of economic development. The opportunity for young families to own a home is a necessary element to attract and retain a quality workforce for the development of business. In most rural service territory communities there has not been planned residential development since the 1970's. The main reason for the absence of single family housing stock is a lack of capital in rural communities for the development of infrastructure and the funding of mortgages to purchase homes. The development of affordable single family housing will be necessary to attract and support the labor force necessary for new economic development and will also result in an expanded tax base for rural communities in the IEC service territory. The local communities in the service territory do not have the resources to address these issues on their own.

      IEC therefore seeks authorization for HPI to assist in the implementation of a program in which it would consult with rural municipalities and counties in the IEC service territory to eliminate barriers to home ownership and develop strategies to encourage the development of single-family entry-level housing. HPI would act solely as a consultant in partnership with the local entities to identify geographical areas for development, identify the most efficient types of development and consult in the development of specific programs to address issues such as down payment assistance, education programs for new home owners and identifying and developing sources of capital investment. HPI would not actually partake in the development of any of the single-family entry-level housing.

      Based on housing needs and local community interest, IEC has identified the communities of Clarke County, Mason City and Winnebago County as possible initial participants in the program.

7. ITEM 1, under the "Single-Family Housing Development" Section, add the following language to the end of the Section:

      USE OF PROCEEDS

      The $50 million that IEC requests permission for HPI to invest over the next 5 years pursuant to this Application-Declaration would be used for passive investments in various affordable housing developments within the IEC service territory. None of the $50 million


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would be used for increased staffing, as staffing levels will remain at the level that currently exists as illustrated in the organizational chart enclosed as Exhibit H herein. The staffing level indicated on the chart is necessary for management of HPI's existing properties and meeting its existing obligations to third-party investors. Investment in an additional four to eight properties per year would not require an increase in staffing. It is not the intent of HPI to pursue consulting activities that would add employees. HPI would respond to community requests according to its calendar as it could accommodate the requests.

      Because of the nature of the tax credit allocation process, it is not possible to develop a detailed schedule of the projects in which the $50 million would be invested. Each state has an annual allocation of tax credits in the amount of $1.25 per capita (for the states within the IEC service territory, the annual allocation of credits is approximately $3.7 million for Iowa, $6.4 million for Wisconsin, $6.5 million for Minnesota, and $11 million for Illinois.) These tax credits are allocated annually in a competitive process, so there is no way of predicting which projects will be awarded credits in any given year. For example, applications for 1999 tax credits in Iowa were due on October 1, 1998. Over 70 applications were submitted requesting over $14 million in tax credits, versus Iowa's annual allocation of $3.7 million. Therefore, IEC seeks the approval of the Commission for the investment by HPI of up to $10 million per year in affordable housing developments in the IEC service territory for each of the next five years. (Please note that, for a property receiving a credit allocation of $200,000 per year for ten years, the equity investment would be roughly $1.5 million).

      HPI would invest in between four and eight affordable housing limited partnerships per year, as a limited partner. A maximum of $10 million in equity would be invested each year. Rural communities in the IEC service territory could support LIHTC new construction developments averaging 40 units with a total development cost ranging from $2 million to $4 million. Half of the total development cost would be supported by community grants, long-term debt in the form of a permanent mortgage, or other debt financing. The balance of the development cost would be funded by equity, which would range from approximately $1 million to $2 million per development. The equity would be paid out as the development progressed.

      USE OF FUNDS FOR LIHTC PROPERTIES VERSUS SINGLE-FAMILY HOUSING DEVELOPMENT PROGRAM

      IEC intends that HPI would use the funds being requested in the Application-Declaration entirely for multi-family housing properties. Its proposed involvement in the single-family entry-level housing development program would be in a consulting capacity. IEC does not anticipate that HPI will make equity investments in single-family housing. Short term construction lending may be considered when requested by local communities if a local lender is not available. Communities requesting entry-level single-family subdivisions must realize the importance of their involvement in purchasing the land and creating the infrastructure of a subdivision. Such involvement may be through the creation of a TIF or offering to forgive the cost of the lot to a first time homebuyer after a predetermined number of years in the home.



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      There are four primary components to addressing entry-level housing in communities throughout the IEC service area: 1) developing lots either from a vacant field or creating infill, 2) construction capital, preferably from a local lender, 3) home ownership counseling, offered through Fannie Mae and local lenders and realtors, and 4) buyer financing assistance from the state (or local assistance). HPI's role as consultant would be to instruct a community how to organize such a program, provide construction loans if necessary, and assist in contractor selection. None of these responsibilities would require capital funds. Capital Square has a line of credit with IEC for construction lending purposes. HPI would charge a consulting fee if a community required its involvement beyond the education process as compensation for its time and expenses. To date, three communities have asked for HPI's assistance, but have continued with the program of developing single-family housing using local businesses.

8. ITEM 1, under the "Current Activities" Section, replace language in entirety with the following language:

      The income statement and balance sheet for each property in which HPI or an affiliate has an ownership interest is provided in Exhibit I to this Application-Declaration.

      Please note that note 6 to the financial statements in WPLH's Annual Report on Form 10-K (at pg. 67), which note is entitled "Income Taxes," provides a summary of the effect of housing tax credits on the effective income tax rate of WPLH and the dollar amount of credits utilized to reduce income tax expense for the years ended December 31, 1995, 1996 and 1997. A copy of this note is provided as Exhibit J herein.

      Schedules providing a tax analysis for each partnership that specifically delineates the annual amount of LIHTC received for 1996 and 1997 for each such HPI property is provided as Exhibit K to this Application-Declaration.

      A schedule listing, by partnership, the amount of tax credits received or to be received in each year for each HPI property is provided as Exhibit L to this Application-Declaration. The schedule includes annual projections through the cross-over date when each housing property will no longer receive tax benefits but will become an investment property.

      The expected return on investment for each year after the cross-over date for each property is shown on the schedules provided as Exhibit M herein. Please note that even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years. (In most cases, a land-use restriction agreement restricts rental rates at the property for thirty years). Because of these rent restrictions, the annual return on investment for LIHTC properties is quite low after the tax credit stream expires. This is true for HPI properties, as shown on the schedules provided.

      Copies of the Partnership Agreements, LLC Operating Agreements, or corporate Bylaws, as appropriate, for each of the properties in which HPI has an investment are provided as Exhibit N. The organizational structure of these Agreements is also included in Exhibit N.



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      IEC will continue, through its subsidiaries, its ownership and asset management services in connection with its existing portfolios of multi-family LIHTC properties. HPI will continue the oversight of the low-income properties (performed by HAM prior its December 31, 1998 dissolution) consistent with the role of passive investor. HPI will focus on three primary areas of asset management: property management, property accounting and compliance. Capital Square, like HPI a direct subsidiary of Alliant, will provide needed financing services for the investment properties. These services will include the origination and sale of mortgages.

      IEC anticipates that the 1998 LIHTC portfolio of IEC (formerly WPLH) will comprise sixty-two (62) developments with budgeted revenue of $12.9 million and operating expenses of $8.6 million. HPI will also perform the same management role for twenty-nine (29) additional low-income properties in four (4) equity investment funds and one (1) property with a direct outside investor. The property management companies that provide the hands-on management services for these properties will continue to be responsible for the implementation of capital improvement plans, the maximization of revenues from the properties and to ensure that actual operating expenses fall within budgeted amounts.

      HPI will continue to conduct on-site inspections (conducted through its subsidiary, HAM, prior to its dissolution) to review management operations and to ensure that each of the properties remains in compliance with LIHTC requirements. These review operations include the close monitoring of properties that HPI has placed on a "watch list" as properties that are not meeting pre-established performance criteria for their investors. It is the role of the management companies to improve the performances and have the properties removed from the watch list. IEC is evaluating the sale of at least three(3) properties from the existing portfolio during 1998. This is consistent with the scheduled wind-down of the investment properties as the existing LIHTCs expire. Also, Capital Square will arrange the permanent financing of at least seven(7) such properties that remain in lease-up situations with ongoing construction loans.

  9. ITEM 1, immediately preceding the "Statement Pursuant to Rule 54" Section, add the following under the heading "LEGAL ANALYSIS FOR AUTHORIZATION OF HPI INVESTMENTS":

      In this Application-Declaration, IEC seeks authorization for HPI to continue to invest in LIHTC properties through the acquisition of interests in limited partnerships in the IEC service area from time to time during the next five years and, in a related exercise, to provide consultation to a program that will seek to develop entry-level affordable housing in rural parts of the IEC service territory. In the Order, the Commission authorized the retention by IEC of HPI and its direct and indirect subsidiaries pursuant to Section 11 of the 1935 Act. The Order listed the activities of HPI as the "development, ownership, and sales of, and asset management services in connection with, affordable multi-family housing properties," and characterized HPI in that context as a "passive investor." WPL Holdings, Inc., Holding Company Act Release No. 35-26856 (Apr. 14, 1998). This Application-Declaration does not seek to change the Commission's characterization of HPI's role in these LIHTC investments but, indeed, wishes to reinforce it and seek additional authorization under Section 9(c)(3) of the Act to acquire future interests in the identical form of investment.


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      The role of HPI as a "passive investor" in the limited partnerships would not change. It would invest in the limited partnership interests and review and analyze the financial statements generated by third-party property management firms and conduct compliance assessments to assure that the subject matter of the limited partnerships' investments would remain eligible for the LIHTC credits that HPI seeks. HPI would remain a "passive investor" and, like any other investor -- passive or otherwise - would follow and analyze the performance of the limited partnerships; HPI's intent would be to perform the required due diligence to ensure that its LIHTC investments were being properly managed by the agents of the general partner. "It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management...For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business. The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company..." Central and South West Corporation, Holding Company Act Release No. 23578 (Jan. 22, 1985). Neither can the Applicant in this Application-Declaration.

      IEC seeks authorization to invest up to $50 million in such limited partnerships over a five-year period - an average of up to $10 million annually --- to try to maximize the LIHTC benefits available to it. In 1985, the Commission authorized an investment of $200 million by Central and South West Corporation ("CSW") pursuant to Section 9(c)(3) of the 1935 Act in a new company created to invest as an equity participant in leveraged leases. Central and South West Corporation, id. In that filing, CSW sought authority from the Commission, similar to IEC in this filing, "to continue to secure for CSW and its stockholders the tax benefits associated with" tax benefit transfer ("TBT") transactions. CSW asserted that tax benefits similar to TBT's were available through investment in conventional leases. The Commission hence authorized the creation of a new company to invest in such leases and the $200 million investment by CSW to maintain those tax benefits. The Commission also authorized CSW to guarantee loans to the new company up to the amount of its investment in the new company. To support its judgment, the Commission concluded that the purchase and investment in tax benefits of this type was both in the ordinary course of business of CSW and was an investment rather than an acquisition that involved management of the new company.

      More recently, the Commission authorized the investment by Georgia Power Company ("Georgia Power") pursuant to Section 9(c)(3) of the 1935 Act of up to $10 million over three years to acquire limited partnership units in limited partnerships that were essentially identical to those in which IEC currently seeks authorization to invest. Georgia Power Company, Holding Co. Act Release No. 26220 (Jan. 24, 1995). Also, the Commission approved an earlier investment by Georgia Power of up to $5 million to acquire all of the limited partnership units of a limited partnership designed to make venture capital investments in high-tech companies located in Georgia Power's service territory. Georgia Power Company, Holding Co. Act Release No. 25949 (Dec. 15, 1993). The Commission approved this $5 million investment in a venture capital enterprise which, by its nature, is a far riskier venture for a registered holding company and its stockholders than is an investment in LIHTC limited partnerships for the purpose of obtaining commensurate tax benefits. See also generally, Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993) (Commission approved $1 million investment in limited partnership designed to encourage private local venture capital investments and achieve state tax




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credits for investors); The Potomac Edison Company, Holding Co. Act Release No.
25312 (May 14, 1991) (approval of investment in a for-profit economic development corporation); and East Ohio Gas Company, Holding Co. Act Release No. 25046 (Feb. 27, 1990) (approval of investment of $500,000 in limited partnership investing in real estate in downtown Cleveland). These precedents span two decades, involve a variety of limited partnerships - some with riskier mandates than others - and authorize various investment sums. In this context, the proposed investment by IEC of up to $10 million over each of five years in a proven, relatively low-risk investment to achieve LIHTC benefits for its stockholders is consistent with the Commission's well-developed authority for
Section 9(c)(3) approvals of this nature.

            The authorizations sought by IEC for the investment by HPI in LIHTC properties and for its participation in a program specializing in the development of single-family entry-level housing in the IEC service territory would have the added benefit of providing low-income housing in rural areas. HPI would not acquire the securities of the proposed rural housing program to "control" it in the context of Michigan Consolidated Gas Co. v. Securities and Exchange Commission, 44 F.2d 913, 915 (6th Cir. 1971), but would, rather, merely consult with local communities to identify rural areas that are in need of the development of affordable housing and to develop strategies for attracting capital to such developments. In both The Potomac Edison Company, id., and Appalachian Power Company, Holding Co. Act Release No. 25266 (Mar. 6, 1991), the Commission approved investments by subsidiaries of registered holding companies in an economic development corporation designed to invest in small, rural firms in Virginia to stimulate economic development. Similarly, in East Ohio Gas Company, id., a subsidiary of a registered holding company was authorized to invest in a partnership designed to invest in real estate development projects to stimulate the local economy of downtown Cleveland.

      In each of these Section 9(c)(3) cases, of course, the subsidiary did not control the entity in which it invested. Similarly, as stated in this Application-Declaration, HPI would not control the program in which it would invest not dollars, but the time of certain of its employees, to develop rural entry-level housing.

      For the reasons stated above, the Commission should grant the authorizations sought by IEC on behalf of HPI pursuant to this Application-Declaration.

9.    ITEM 6, under the "Exhibits" Section, add the following to the end of the
      Section:

      EXHIBITS*                           DESCRIPTION

      Exhibit E                           Schedules of Expected LIHTC for
                                          Partnerships In Prospective
                                          Investments

      Exhibit F                           Schedules of Expected Rate of
                                          Return for Each Prospective
                                          Partnership Investment



      * Note that these exhibits have been separately filed in paper format pursuant to a request for a continuing hardship exemption made under
        Item 202(a) of Regulation S-T, 17 C.F.R. Section 232.202(a).



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      Exhibit G                           Copies of Partnership or LLC
                                          Agreements (or Bylaws) for
                                          Prospective Acquisitions by HPI

      Exhibit H                           Organizational Chart of HPI

      Exhibit I Income Statements/Balance Sheets of HPI Properties as of June 30, 1998

      Exhibit J                           Page from Form 10-K of WPL
                                          Holdings, Inc. (December 31, 1997)

      Exhibit K                           Schedules (Tax Analyses)
                                          Delineating Annual LIHTC for HPI
                                          Properties for 1996 and 1997

      Exhibit L                           Schedules Listing LIHTC Projections
                                          for HPI Properties through
                                          Cross-Over Dates

      Exhibit M                           Schedules Showing Expected Returns
                                          on Investment for each HPI Property

      Exhibit N                           Copies of Partnership or LLC
                                          Agreements (or Bylaws) of HPI
                                          Properties


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                                    SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


      Date:  November 24, 1998



                                  Interstate Energy Corporation


                                  By: /s/Erroll B. Davis, Jr.
                                      -----------------------------------------
                                         Erroll B. Davis, Jr.
                                         President and Chief Executive Officer



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